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SEC FILE NUMBER
8-42385

ANNUAL AUDITED REPORTED
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Jackson, Grant & Company

OFFICIAL USE ONLY
26166 FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 High Ridge Park
(No. and Street)

Stamford	CT	06905
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THE REPORT

J. Julie Jason — 203-322-1198 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Kostin, Ruffkess & Company, LLC
(Name - *if individual, state last, first, middle name*)

76 Batterson Park Road	Farmington	CT	06032
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 1 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, J. Julie Jason, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Jackson, Grant & Company, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DEMETRIA JOYNER
NOTARY PUBLIC
My Commission Expires May 31, 2011

Signature

President
Title

Notary Public

This report ** contains (check all applicable):

[X] (a) Facing Page.
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Changes in Financial Condition.
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
[X] (g) Computation of Net Capital.
[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

JACKSON, GRANT & COMPANY

Financial Statements and
Supplementary Information

December 31, 2007

KOSTIN, RUFFKESS & COMPANY, LLC

Business Advisors and Certified Public Accountants

JACKSON, GRANT & COMPANY
Financial Statements and Supplementary Information
December 31, 2007

TABLE OF CONTENTS

PAGE

KOSTIN, RUFFKESS & COMPANY, LLC
Business Advisors and Certified Public Accountants

Farmington • New London
Springfield, MA

Pond View Corporate Center
76 Batterson Park Road
Farmington, CT 06032

Main Line: (860) 678-6000
Toll Free: (800) 286-KRCO
Fax: (860) 678-6110
Web: www.kostin.com

INDEPENDENT AUDITORS' REPORT

To The Board of Directors
Jackson Grant & Company

We have audited the accompanying statement of financial condition of Jackson Grant & Company, (the "Company") as of December 31, 2007, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jackson Grant & Company as of December 31, 2007, and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Pages 7 through 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kostin, Ruffkess & Company, LLC

Farmington, Connecticut
February 11, 2008

JACKSON GRANT & COMPANY
Statement of Financial Condition
December 31, 2007

Asset

Current asset:		
Cash	$	9,136

Liability and Stockholder's Equity

Current liability:		
Accounts payable and accrued expenses	$	250
Stockholder's equity:		
Common stock, $.01 par; 15,000 shares authorized, 300 shares issued and outstanding		3
Additional paid-in capital		29,997
Deficit		(21,114)
Total stockholder's equity		8,886
Total liability and stockholder's equity	$	9,136

The accompanying notes are an integral part of the financial statements

JACKSON GRANT & COMPANY
Statement of Income
For The Year Ended December 31, 2007

Revenues:		
Commissions	$	5,441
Interest income		27
Other		35,000
Total revenues		40,468
Expenses:		
Insurance and professional fees		3,662
Fees and assessments		4,240
Total expenses		7,902
Net income	$	32,566

The accompanying notes are an integral part of the financial statements

JACKSON GRANT & COMPANY
Statement of Changes in Stockholder's Equity
For The Year Ended December 31, 2007

	Common Stock	Additional Paid-in Capital	Deficit	Total
Balance, beginning	$ 3	$ 29,997	$ (18,680)	$ 11,320
Dividends paid	-	-	(35,000)	(35,000)
Net income	-	-	32,566	32,566
Balance, ending	$ 3	$ 29,997	$ (21,114)	$ 8,886

The accompanying notes are an integral part of the financial statements

JACKSON GRANT & COMPANY
Statement of Cash Flows
For The Year Ended December 31, 2007

Cash flows from operating activities:	
Net income	$ 32,566
Adjustments to reconcile net income to net cash provided by operating activities:	
Decrease in:	
Prepaid expenses	3,285
Cash flows provided by operating activities	35,851
Cash flows used in financing activities:	
Dividends paid	(35,000)
Net increase in cash	851
Cash, beginning of year	8,285
Cash, end of year	$ 9,136

The accompanying notes are an integral part of the financial statements

Note 1 - Summary of Significant Accounting Policies:

Organization

Jackson, Grant & Company (the "Company") was incorporated in Connecticut on March 1, 1990. On April 20, 1990, the Company was granted registration as a broker pursuant to Section 15(b) of the Securities Exchange Act of 1934 (the "Act"). Under the Act, the company became a member of the National Association of Securities Dealers, Inc. ("NASD") in order to carry on business as a registered broker. The NASD is now known as the Financial Industry Regulatory Authority ("FINRA") which was formed by a consolidation of the enforcement entities of the New York Stock Exchange, NYSE Regulation, Inc., and the NASD. The merger was approved by the United States Securities and Exchange Commission on July 26, 2007. The NASD approved the Company's membership effective August 8, 1990, upon which date the Company began operations as a registered broker. The Company is licensed to sell securities in the state of Connecticut as of December 31, 2007.

Income Recognition

Commission income and expense are recognized on the trade date of the underlying transactions.

Cash Flows

For purposes of reporting cash flows, cash and cash equivalents include cash on hand and short-term investments maturing within ninety days. The following is supplementary cash flows information: taxes paid in 2007 totaled $250.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Regulatory Requirements:

Pursuant to the net capital provision of rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provision. Net capital and the related ratio of aggregate indebtedness to net capital may fluctuate on a daily basis. At December 31, 2007, the Company had net capital and a net capital requirement of $8,886 and $5,000, respectively. The Company's net capital ratio is in compliance with rule 15c3-1 at December 31, 2007.

The Company is exempt from compliance with rules 15c3-3 and 17a-13 under the Securities Exchange Act of 1934 because it does not hold any customer securities or customer cash.

Note 3 - Income Taxes:

The Company and its stockholder have elected to have the Company treated for Federal and State tax purposes as an S corporation. This election eliminates Federal and State income taxes at the Company level, as long as the Company meets various technical criteria as defined by the Internal Revenue Code.

JACKSON, GRANT & COMPANY
Computation of Net Capital
For The Year Ended December 31, 2007

Total ownership equity from statement of financial condition	$	8,886
Deductions and/or charges:		
Total nonallowable assets from statement of financial condition		-
Net capital	$	8,886

JACKSON, GRANT & COMPANY
Notes to Computation of Net Capital
For The Year Ended December 31, 2007

1 **Nonallowable assets:**

Nonallowable assets from the statement of financial condition:	$ -

2 **Net capital reconciliations:**

Net capital as reported in Part II A of Form X-17a-5 as of December 31, 2007	$ 8,886

There were no audit adjustments.

JACKSON, GRANT & COMPANY
Computations of Basic Net Capital Requirement
and Aggregate Indebtedness
For The Year Ended December 31, 2007

Minimum net capital required (6 2/3% of $250)	$	16
Minimum net capital requirement of reporting broker or dealer	$	5,000
Net capital requirement	$	5,000
Excess net capital	$	3,886
Excess net capital at 1000% (Net capital less: 10% of aggregate indebtedness)	$	8,861
Computation of Aggregate Indebtedness:		
Total aggregate indebtedness	$	250
Ratio of aggregate indebtedness to net capital		0.0282

KOSTIN, RUFFKESS & COMPANY, LLC
Business Advisors and Certified Public Accountants

Farmington • New London
Springfield, MA

Pond View Corporate Center
76 Batterson Park Road
Farmington, CT 06032

Main Line: (860) 678-6000
Toll Free: (800) 286-KRCO
Fax: (860) 678-6110
Web: www.kostin.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To The Board of Directors
Jackson Grant & Company

In planning and performing our audit of the financial statements and supplementary information of Jackson Grant & Company (the "Company") as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency , or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified a deficiency in internal control that we consider to be a control deficiency as follows:

- Due to the nature and size of the Company's operations, there is no effective segregation of duties between operating and recording functions. Normal internal control and procedures for safeguarding of assets in a larger organization are not practical in an organization of this size.

The President of the Company is aware of the deficiency; however, due to the size of the company, it is not practical to have additional employees. In addition, the President will review all transactions and books of original entry.

This deficiency was communicated to the President on February 11, 2008.

KOSTIN, RUFFKESS & COMPANY, LLC

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives except for the deficiencies communicated in writing to management described above.

This report is intended solely for the information and use of The Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, the Securities Investor Protection Corporation and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kostin, Ruffkess & Company, LLC

Farmington, Connecticut
February 11, 2008

END